Part III Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (_e.g.,_ segmented by type of participant, order size, duration, source, or nature of trading activity)?   YES

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

For the purpose of counterparty type selection, the ATS segments Subscribers by counterparty type. There are five counterparty types: 1. Principal: All BDO principal orders routed to the ATS from internal BDO trading desks as described in Part II, Item 1; 2. Agency: Agency orders from External Subscribers not directly routed to the ATS but routed via the BDO's algorithms or Smart Order Routers, in which the Smart Order Router determines to route to the ATS or is directed to route to the ATS by the BDO's algorithms. External Subscribers that are an Institutional Client of the BDO and are using a 3rd party ATS aggregation or Dark Liquidity smart order routing service and where the identity of the External Subscriber is fully disclosed to the BDO. Orders of the BDO's Affiliates, whether entered by such Affiliate in a principal or agency capacity, would be categorized as the counterparty type "Agency" to the extent not directly routed to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router. Orders of the BDO's Affiliates, to the extent being directly routed to the ATS, entered by such Affiliate in a principal or agency capacity, whether routed into the ATS via FIX connectivity to the BDO's low latency Direct Market Access or its Smart Order Router would be categorized as counterparty types "Direct Low", "Direct Medium" or 'Direct High" as applicable. The following three counterparty types include External Subscribers directing orders to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router, and Liquidity Partners who route via direct FIX connectivity to the ATS. 3. Direct low: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have low average price reversion. 4. Direct Medium: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have medium average price reversion. 5. Direct High: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have high average price reversion. ~~Price reversion is determined by the notional weighted average midpoint to midpoint price movement after execution over a one second interval solely for orders where the Subscriber is the liquidity remover, i.e., the second order to arrive in the Order Book resulting in a cross.~~ Price reversion for the purposes of category placement will be determined by analyzing the following 2 factors in tandem: 1. A Subscribers post trade mark out, determined by the notional weighted average midpoint to midpoint price movement after execution over a one second interval solely for orders where the Subscriber is the liquidity remover, i.e., the second order to arrive in the Order Book resulting in a cross. 2. Aggregated review of a Subscriber's ATS executions consisting of the ratio of a

Subscribers orders that are providing liquidity vs removing liquidity, whereas Subscribers who provide a materially significant high ratio of providing liquidity vs removing liquidity as determined by the BDO, will have their category placement based on post trade mark out, determined by the notional weighted average midpoint to midpoint price movement after execution over a one second interval for all executions. A "materially significant high ratio" is defined as providing liquidity for more than a range of percentage (determined by the BDO from time to time) of total activity for the review period in question, such range of percentage applies to all direct Subscribers of the ATS. For example, a Hypothetical Subscriber provides liquidity for 90% of their executions in the ATS and is the liquidity remover for 10% of their executions in the ATS. Based on Factor 1, the Hypothetical Subscriber would be placed in the 4 Direct Medium Category, however, as the Hypothetical Subscriber provides a materially significant high ratio of providing liquidity vs removing liquidity as determined by the BDO, the Hypothetical Subscriber will be analyzed based on Factor 2. In this example, factor 2 analysis placed the subscriber onto the 3 Direct Low Category. A Subscriber that does not provide a materially significant high ratio of providing liquidity vs removing liquidity as determined by the BDO will be analyzed based on factor 1 only. This analysis is performed by the BDO for each monthly review period in question and takes into account individual subscribers liquidity providing and liquidity removing activity solely during the review period in question.

Upon onboarding, the BDO assigns External Subscribers to either the Agency or the Direct Medium counterparty type, based on the Subscriber's routing arrangements with the BDO. The counterparty selection assignment is subject to subsequent monthly reviews by the BNPP Cortex ATS Working Group. The BDO may also perform ad hoc reviews of counterparty selection assignment for any reason. Based on changes in the Subscriber's historical trading activity, the Working Group may determine that a Subscriber's initial counterparty selection type requires reassignment to a different type and will typically notify such Subscriber of such change within one business day of such change. As described in Part II, item 3(a), a Subscriber may request that its orders not be crossed with orders from particular counterparty segments. A Subscriber's assignment to a particular counterparty segment does not impact how the Subscriber's orders are prioritized in the ATS's Order Book, as described in Part III, Item 11(c). As described in Part III, Item 11(c), Midpoint Peg orders may only match against other Midpoint Peg orders, all other segmenation rules as previously described apply. As described in Part III, Item 7, Trajectory Cross orders will only be available to BDOs internal Algos and Smart Order Routers and therefore only be available to subscribers of the 1 Principal and 2 Agency categories.